FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of June 09, 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                SIGNET GROUP plc
        ANNOUNCEMENT OF RESULTS OF THE ANNUAL GENERAL MEETING OF THE COMPANY

Signet Group plc gives notice that at its Annual General  Meeting held on Friday
9 June 2006 all the resolutions proposed to shareholders were approved by way of a show of hands.

Proxy voting figures can be found on the Company's website at
www.signetgroupplc.com.

Copies of the special business  resolutions passed at the Annual General Meeting have been  submitted to the UK Listing  Authority  and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No. 020 7066 1000

For further information contact:

Marc Boston
Assistant Company Secretary
Signet Group plc
Tel: 0870 90 90 301

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   June 09, 2006